EXHIBIT 99.1

Wanda Sports Group Company Limited Announces Filing of Annual Report on Form 20-F for Fiscal Year 2019

BEIJING, May 22, 2020 (PRNEWSWIRE) – Wanda Sports Group Company Limited (the “Company,” and together with its consolidated entities, “Wanda Sports Group” or “we”) (NASDAQ: WSG), a leading global sports events, media and marketing platform, today announced it filed its annual report on Form 20-F for the year ended December 31, 2019 with the U.S. Securities and Exchange Commission (“SEC”).

The annual report on Form 20-F, which contains the Company’s audited consolidated financial statements, can be accessed on the SEC’s website at http://www.sec.gov as well as through the Company’s investor relations website at http://investor.wsg.cn/. Shareholders of the Company may request a printed copy free of charge by emailing ir@wsg.cn.

About Wanda Sports Group

Wanda Sports Group is a leading global sports events, media and marketing platform with a mission to unite people in sports and enable athletes and fans to live their passions and dreams. Through its businesses, including Infront and, pending its sale, The IRONMAN Group, Wanda Sports Group has significant intellectual property rights, long-term relationships and broad execution capabilities, enabling it to deliver unrivalled sports event experiences, creating access to engaging content and building inclusive communities. Wanda Sports Group offers a comprehensive array of events, marketing and media services through its three primary segments: Spectator Sports, Digital, Production, Sports Solutions (DPSS) and Mass Participation. Wanda Sports Group’s full-service platform creates value for its partners and clients as well as other stakeholders in the sports ecosystem, from rights owners, to brands and advertisers, and to fans and athletes.

Headquartered in China, Wanda Sports Group has more than 60 offices and 1,600 employees around the world. For more information, please visit http://investor.wsg.cn/investor-relations.

For investor and media inquiries, please contact:

Wanda Sports Group
Edith Kwan
Tel:  +86 (10) 8558 7456
E-mail:  ir@wsg.cn